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UNITED STATES	Expires: November 30, 2010
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-75240
XL CAPITAL LTD*
(Exact name of registrant as specified in its charter)

XL House, One Bermudiana Road, Hamilton HM 08, Bermuda (441) 292-8515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.50% Senior Notes due 2012 issued by XL Capital Finance (Europe) plc and guaranteed by XL Capital Ltd+
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date (based on DTC position report as of June 28, 2010): 72

_________________________

*  This Form 15 relates solely to the reporting obligations of XL Capital Ltd, which is a wholly owned subsidiary of XL Group plc, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of XL Group plc under the Exchange Act.

+  XL Capital Finance (Europe) plc has also filed a Form 15 with respect to the 6.50% Senior Notes due 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, XL Capital Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 30, 2010

XL CAPITAL LTD
     (Registrant)

By:	/s/ Kirstin R. Gould
	Name:	Kirstin R. Gould
	Title:	General Counsel and Secretary